AMENDED AND RESTATED SEVERANCE AGREEMENT

        This AMENDED AND RESTATED SEVERANCE AGREEMENT (“Agreement”) is made as of June 9, 2006, by and among APPLIED FILMS CORPORATION, a Colorado corporation, APPLIED MATERIALS, INC., a Delaware corporation (“Parent”) and THOMAS EDMAN (“Executive”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Severance Agreement and in the Merger Agreement (each as defined below).

RECITALS

        WHEREAS, pursuant to an Agreement and Plan of Merger (“Merger Agreement”) dated May 4, 2006, among Parent, BLUE ACQUISITION, INC., a Colorado corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Applied Films, pursuant to which Merger Sub is to merge with and into Applied Films, the separate existence of Merger Sub is to cease and Applied Films is to continue as the surviving corporation and become a wholly owned subsidiary of Parent (the merger of Merger Sub and Applied Films being referred to as the “Merger”); and

        WHEREAS, Parent and the Executive desire to enter into an employment relationship pursuant to which the Executive will be employed by Parent effective as of the Effective Time (as defined in the Merger Agreement); and

        WHEREAS, Applied Films and Executive entered into that certain Severance Agreement, dated as of July 26, 2002 (the “Severance Agreement”); and

        WHEREAS, Applied Films and Executive wish to amend the Severance Agreement in the manner provided herein in order to induce Parent and Merger Sub to consummate the Merger and the transactions contemplated therewith; and

        WHEREAS, Parent desires to assume Applied Films’ rights and obligations under the Severance Agreement as amended by this Agreement, in connection with the Merger and Executive’s employment with Parent.

AGREEMENT

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, Applied Films, Parent, and Executive hereby agree as follows:

1.     Term

        This Agreement shall take effect as of the Effective Time, and is conditioned on the successful closing of the Merger. If the Merger does not close, this Amendment shall be null and void, and even if executed by the parties, shall not be binding. This Agreement shall continue in effect for twenty-four (24) months from the Effective Time, provided that Section 9.2 shall survive termination of the Agreement.

2.      Definitions.

        Whenever used in this Agreement, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized.

2.1	“Base Salary”means the salary of record paid to the Executive as annual salary, excluding amounts received under incentive or other bonus plan, whether or not deferred.

2.2	“Beneficial Owner” shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.3	“Beneficiary”means the persons or entities designated or deemed designated by the Executive pursuant to Section 11.3.

2.4	"Board" means the Company's Board of Directors.

2.5	“Cause” means: (a) the Executive’s willful and continued failure to substantially perform his duties with the Company (other than any such failure resulting from Disability), after a written demand for substantial performance is delivered to the Executive that specifically identifies the manner in which the Company believes that the Executive has willfully failed to substantially perform his duties, and after the Executive has failed to resume substantial performance of his duties on a continuous basis within fourteen (14) calendar days of receiving such demand; (b) the Executive’s willfully engaging in conduct (other than conduct covered under (a) above) which is demonstrably and materially injurious to the Company; monetarily or otherwise; or (c) the Executive’s having been convicted of a felony For purposes of this subparagraph, no act, or failure to act, on the Executive’s part shall be deemed “willful”unless done omitted to be done, by the Executive not in good faith and without reasonable belief that the actor or omission was in the best interests of the Company. The termination of the Executive’s employment by reason of the Executive’s death or Disability shall be deemed a termination for Cause.

2.6	This Section intentionally omitted.

2.7	"Code" means the United States Internal Revenue Code of 1986, as amended.

2.8	“Committee”means the Compensation Committee of the Board or any other committee appointed by the Board to perform the functions of the Compensation Committee.

2.9	"Company" means, Parent, or any successor thereto as provided in Section 10.

2.10	“Disability” means that, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of his duties with the Company for twelve (12) consecutive months and, within thirty (30) calendar days after written notice of suspension due to Disability is given, the Executive shall not have returned to the full-time performance of his duties.

2.11	“Earned Bonus” means the executive bonus paid or payable to the Executive with respect to any fiscal year of the Company.

2.12	“Effective Date of Termination” means (i) the date on which a Qualifying Termination occurs which triggers the payment of Severance Benefits under this Agreement, (ii) if the Executive dies, the date of his death, (iii) if the Executive becomes disabled, the date of his Disability, or (iv) if the Executive’s termination of employment is not a Qualifying Termination and not because of his death or Disability, the date specified in a written notice given pursuant to Section 11.1 prior to termination specifying the effective date of such termination.

2.13	"Effective Time" means the time as of which the Merger becomes effective, as provide in the Merger Agreement.

2.14	"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

2.15	“Good Reason”shall mean, without the Executive’s express written consent, the occurrence of any one or more of the following:

(a)	A material diminution of the Executive’s duties and responsibilities as compared with the Executive’s duties and responsibilities as of the Effective Time as outlined in the offer letter agreement dated June 9, 2006;

(b)	The Company’s requiring the Executive without his consent to be based at a location which is fifty (50) miles farther from the Company’s Santa Clara, California headquarters, except for required travel on the Company’s business;

(c)	A material reduction by the Company in the Executive’s Base Salary or a material reduction in the target for Executive’s incentive cash bonus or target for other incentive compensation opportunities, in either case as in effect as of the Effective Time or as the same shall be increased from time to time; provided, however, that reductions in either case shall not be deemed to be “Good Reason” if the reduction in Executive’s Base Salary or target for Executive’s incentive cash bonus or target for other incentive compensation opportunities is part of an overall reduction of salaries or target incentive cash bonuses of other Executives who have positions commensurate with the Executive’s position;

(d)	A material reduction in the Executive’s level of participation in any of the Company’s employee benefit or retirement plans, policies, practices, or arrangements in which the Executive participates as of the Effective Time; provided, however, that reductions in the levels of participation in any such plans shall not be deemed to be “Good Reason” if the Executive’s reduced level of participation in each such program remains substantially consistent with the average level of participation of other Executives who have positions commensurate with the Executive’s position;

The Executive’s continued employment shall not constitute a waiver of the Executive’s rights with respect to any circumstance constituting Good Reason.

2.16	"Notice of Termination" has the meaning set forth in Section 3.7.

2.17	“Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group”as provided in Section 13(d).

2.18	“Qualifying Termination” means the events described in Section 3.2, the occurrence of which triggers the payment of Severance Benefits under this Agreement.

2.19	"Severance Benefits" means the payment of severance compensation as provided in Section 3.3.

3.      Severance Benefits

3.1	Right To Severance Benefits. The Executive shall be entitled to receive from the Company Severance Benefits, as described in Section 3.3, if, within twenty-four (24) months following the Effective Time, the Executive’s employment with the Company shall end for the reason specified in Section 3.2 and provided that Executive has executed, and not revoked, a binding general release of claims in the form attached hereto as Exhibit A.

The Executive shall not be entitled to receive Severance Benefits if he is terminated for Cause or due to a voluntary termination of employment by the Executive for any reason.

3.2	Qualifying Termination. The occurrence of one or more of the following events within twenty-four (24) months following the Effective Time shall trigger the payment of Severance Benefits to the Executive under this Agreement:

(a)	An involuntary termination of the Executive’s employment by the Company other than for Cause; or

(b)	A voluntary termination by the Executive for Good Reason.

3.3	Description Of Severance Benefits. If the Executive becomes entitled to receive Severance Benefits, as provided in Sections 3.1 and 3.2, the Company shall pay to the Executive and provide him with the following:

(a)	A lump sum cash amount equal to: (i) one and one-half times the highest rate of the Executive’s annualized Base Salary rate in effect within the three (3) years up to and including the Effective Date of Termination, plus (ii) one and one-half times the Executive’s average Earned Bonus over the two (2) full fiscal years prior to the Effective Time; if the Executive has not been eligible for an Earned Bonus for two (2) fiscal years, such average Earned bonus shall be deemed to be the Executive’s target bonus for the current fiscal year multiplied by the decimal equivalent of the average percentage of target bonus paid to the Company’s Executive Management Team in the last two (2) fiscal years; if the Executive has been eligible for an Earned Bonus for the last fiscal year but not for the last two (2) full fiscal years, such Average Earned Bonus shall be the average of (i) the Executive’s actual Earned Bonus for the last full fiscal year, and (ii) the Executive’s target bonus for the current fiscal year multiplied by the decimal equivalent of the average percentage of target bonus paid to the Company’s Executive Management Team in the penultimate full fiscal year prior to the Effective Time; provided, that any amount to be paid pursuant to this Section 3.3(a) shall be reduced by any other amount of severance relating to salary or bonus continuation’ to be received by the Executive upon termination of employment of the Executive under any salary or bonus continuation guideline, plan, agreement, policy or arrangement of the Company and any severance payments the Company is required to make pursuant to the requirements of any United States or foreign law or regulation. The Executive shall not be entitled to and is not eligible to participate in the Talent Mobility Program or any other Company (or subsidiary) sponsored severance benefit programs for employees. Provided further, any amount to be paid pursuant to this Section 3.3(a) shall be reduced by any retention bonus payments paid to the Executive after the Effective Time pursuant to Executive’s employment with the Parent (or any subsidiary of Parent).

(b)	A lump sum cash amount equal to the sum of (i) the Executive’s unpaid Base Salary and accrued-vacation pay through the Effective Date of Termination, (ii) the Executive’s average Earned Bonus over the two (2) full fiscal years prior to the Effective Time, multiplied by a fraction, the numerator of which is the number of days completed in the then-existing fiscal year through the Effective Date of Termination, and the denominator of which is three hundred sixty-five (365) less any Earned Bonus already paid to the Executive with respect to such Fiscal year; if the Executive has not been eligible for an Earned Bonus for two (2) fiscal years, such average Earned bonus shall be deemed to be the Executive’s target bonus for the current fiscal year multiplied by the decimal equivalent of the average percentage of target bonus paid to the Company’s Executive Management Team in the last two (2) fiscal years; if the Executive has been eligible for an (b) Earned Bonus for the last full fiscal year but not for the last two (2) full fiscal years, such Average Earned Bonus shall be the average of (i) the Executive’s actual Earned Bonus for the last full fiscal year, and (ii) the Executive’s target bonus for the current fiscal year multiplied by the decimal equivalent of the average percentage of target bonus paid to the Company’s Executive Management Team in the penultimate full fiscal year prior to the Effective Time; (iii) any Earned Bonus for the previous fiscal year which has not yet been paid, and (iv) any compensation previously deferred by the Executive other than pursuant to any deferred stock plan or any tax qualified plan (together with any interest and earnings thereon), in each case to the extent not previously paid.

(c)	To the extent permitted by the then existing applicable plans and policies, and the conversion rights, if any, thereunder, continuation of the welfare benefits of health care, life and accidental death and dismemberment, and disability insurance coverage for eighteen (18) months after the Effective Date of Termination. These benefits shall be provided to the Executive at the same premium cost, and at the same coverage level, as in effect as of the Executive’s Effective Date of Termination. If, however, the premium cost and/or level of coverage shall change for all employees of the Company, the cost and/or coverage level, likewise, shall change for each Executive in a corresponding manner. The continuation of these welfare benefits shall be discontinued prior to the end of the eighteen (18) month period or the date on which the Executive has available substantially similar benefits from a subsequent employer, as determined by the Committee. The Company may, in its sole discretion, provide the aforementioned continuation of welfare benefits through participation in COBRA, through separate insurance policies, or conversion of any existing policies. The Executive understands and agrees to cooperate in the timely completion of any paperwork necessary to effect the continuation of such benefits through COBRA, any separate insurance policy or policy conversion.

(d)	To the extent not previously paid or provided, the Company shall timely pay or provide to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its affiliated companies through the Effective Date of Termination, and the payments received and the times over which benefits are payable under Section 3.3(a) shall be included for determining participation eligibility, vesting and the amount of any benefit.

(e)	The restrictions set forth in Executive’s Letter Agreement dated May 15, 2006 on the exercisability of the Accelerated Options (as defined in such letter Agreement) shall become null and void as of the Effective Date of Termination.

3.4	Vesting of Options. This Section intentionally omitted in favor of 3.3(e).

3.5	Termination For Disability. Following the Effective Time, if the Executive’s employment is terminated due to Disability, the Executive shall receive his full Base Salary and accrued but unused vacation through the Effective Date of Termination, at the rate then in effect, at which point in time the Executive’s benefits shall be determined in accordance with the Company’s disability, insurance, and other applicable plans and programs then in effect, and the Company shall have no further obligations to the Executive under this Agreement.

3.6	Termination For Death. Following the Effective Time, if the Executive’s employment is terminated by reason of his death, the Executive shall receive his full Base Salary and accrued but unused vacation through the Effective Date of Termination, at the rate then in effect, t which point in time the Executive’s benefits shall be determined in accordance with the Company’s survivor’s benefits, insurance, and other applicable plans and programs of the Company then in effect, and the Company shall have no further obligations to the Executive under this Agreement.

3.7	Termination For Cause Or Voluntary Resignation of Executive Other Than for Good Reason. Following the Effective Time, if the Executive’s employment is terminated either: (a) by the Company for Cause; or (b) by the Executive other than for death or Disability and other than for Good Reason, the Company shall pay the Executive his full Base Salary and accrued but unused vacation through the Effective Date of Termination, at the rate then in effect, plus all other amounts to which the Executive is entitled under any compensation plans of the Company, at the time such payments are due, and the Company shall have no further obligations to the Executive under this Agreement.

3.8	Notice Of Termination. Any termination by the Company for Cause or by the Executive for Good Reason shall be communicated by a Notice of Termination. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

4.     Form and Timing of Severance Benefits.

4.1	Form And Timing Of Severance Benefits. Subject to compliance with Section 409A of the Code as provided in Section 4.3, the Severance Benefits described in Sections 3.3(a), 3.3(b), 3.3(d) and 5.1 shall be paid in cash to the Executive in a single lump sum as soon as practicable following the Effective Date of Termination, but in no event beyond thirty (30) days from such date.

4.2	Withholding Of Taxes. The Company shall be entitled to withhold from any amounts payable under this Agreement all taxes which are legally required to be withheld (including, without limitation; any United State federal taxes and any other state, city, or local taxes or foreign taxes), and are actually paid to such governmental authority by the Company.

4.3	Code Section 409A Compliance. Because of the uncertainty of the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), to payments pursuant to this Agreement, including, without limitation, payments pursuant to Section 3.3 (a), 3.3(b), and 3.3(d) hereof, Executive agrees that if, in the sole determination of the Company, any such payments are subject to the provisions of Section 409A of the Code by reason of this Agreement, or any part thereof, being considered a “nonqualified deferred compensation plan” pursuant to Section 409A of the Code, then such payments, and any other cash severance payments pursuant to this Agreement or otherwise, shall be made in accordance with, and this Agreement automatically shall be amended to comply with, Section 409A of the Code, including, without limitation, any necessary delay of six (6) months applicable to payment of deferred compensation to a “specified employee”(as defined in Section 409A(2)(B)(i) of the Code) upon separation from service. In the event that a six month delay is required, on the first regularly scheduled pay date following the conclusion of the delay period the Executive shall receive a lump sum payment in an amount equal to six (6) months of Executive’s Base Salary and thereafter, any remaining severance benefits shall be paid on the same basis and at the same time as previously paid and subject to employment tax withholdings and deductions.

5.     Excise Tax Equalization Payment.

5.1	Excise Tax Equalization Payment: If the Executive becomes entitled to Severance Benefits or any other payment or benefit under this Agreement, or under any other agreement with or plan of the Company (in the aggregate, the “Total Payments”), if all or any part of the Total Payments will be subject to the tax (the Excise Tax”) imposed by Section 4999 of the Code (or any similar tax that may hereafter be imposed), the Company shall pay to the Executive in cash an additional amount (the “Gross-Up Payment”) in such amount such that after payment by the Executive of any federal, state, and local income tax, penalties, interest, and Excise Tax upon the Gross-Up Payment provided for by this Section 5.1 (including FICA and FUTA), the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax upon the Total Payments. Such payment shall be made by the Company to the Executive as soon as practical following the Effective Date of Termination, but in no event beyond thirty (30) days from such date.

5.2	Tax Computation.For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amounts of such Excise Tax:

(a)	Any other payments or benefits received or to be received by the Executive in connection with the Executive’s termination of employment pursuant to the terms of this Agreement or any other plan, arrangement, or agreement with the Company, shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(1) shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel as supported by the Company’s independent auditors and acceptable to the Executive, such other payments or benefits (in whole or in part) do not constitute parachute payments, or unless such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code, or are otherwise not subject to the Excise Tax;

(b)	The amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of: (i) the total amount of the Total Payments; or (ii) the amount of excess parachute payments within the meaning of Section 280G(b)(1) (after applying clause (a) above); and

(c)	The value of any noncash benefits or any deferred payment or benefit shall be determined by the Company’s independent auditors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made, and to pay state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive’s residence on the Effective Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

5.3	Subsequent Recalculation. If the Internal Revenue Service adjusts the computation of the Company under Section 5.2 so that the Executive did not receive the intended net benefit, the Company shall reimburse the Executive for the full amount necessary to make the Executive whole, including a market rate of interest as determined by the Committee.

6.     The Company’s Payment Obligations.

The Company’s obligation to make the payments and the arrangements provided for herein shall be absolute and unconditional, and shall not be affected by any circumstances, including, without limitation, any offset, counterclaim, recoupment, defense, or other right which the Company may have against the Executive or anyone else, except as expressly agreed in Section 3.3(a), and excepted further that the Company shall have the right to set off any indebtedness of the Executive to the Company for borrowed money which indebtedness is represented by a promissory note. All amounts payable by the Company hereunder shall be paid without notice or demand. Each and every payment made hereunder by the Company shall be final, and the Company shall not seek to recover all or any part of such payment from the Executive or from whomsoever may be entitled thereto, for any reasons whatsoever.

The Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and the obtaining of any such other employment shall in no event effect any reduction of the Company’s obligations to make the payments and arrangements required to be made under this Agreement, except to the extent provided in Section 3.3(c).

7.     Legal Remedies.

7.1	Payment Of Legal Fees. To the extent permitted by law, the Company shall reimburse the Executive for all legal fees, costs of litigation, prejudgment interest, and other expenses incurred in good faith by the Executive as a result of the Company’s refusal to provide the Severance Benefits to which the Executive becomes entitled under this Agreement, or as a result of the Company’s contesting the validity, enforceability, or interpretation of this Agreement, or as a result of any conflict between the parties pertaining to this Agreement, if the Executive prevails with respect to any one material issue of dispute in connection with such legal action.

7.2	Arbitration. The Executive shall have the right and option to elect (in lieu of litigation) to have any dispute or controversy arising under or in connection with this Agreement settled by arbitration, conducted before a panel of three (3) arbitrators sitting in a location selected by the Executive within fifty (50) miles from the location of his employment with the Company, in accordance with the rules of the American Arbitration Association then in effect.

Judgment may be entered on the award of the arbitrator in any court having proper jurisdiction. All expenses of the arbitrators shall be borne by the Company. If the Executive prevails with respect to any one material issue of dispute in connection with such arbitration, the Company shall pay to the Executive the fees and expenses of the counsel for the Executive incurred with respect to the arbitration.

8.     Outplacement Assistance.

Following a Qualifying Termination (as described in Section 3.2), the Executive shall be reimbursed by the Company for the costs of all outplacement services obtained by the Executive within the two (2) year period after the Effective Date of Termination; provided, however, that the total reimbursement shall be limited to an amount equal to the lesser of fifteen percent (15%) of the Executive’s Base Salary, or Twenty-Five Thousand and No/100 Dollars ($25,000).

9.     Obligations of the Executive.

9.1	This Section intentionally omitted.

9.2	Confidential Information and Non-Solicitation.

(a)	The Executive acknowledges that, as an employee of the Company, he will be making use of, acquiring and adding to confidential information of a special and unique nature and value relating to the Company and its strategic plan and financial operations. The Executive further recognizes and acknowledges that all confidential information is the exclusive property of the Company, is material and confidential, and is critical to the successful conduct of the business of the Company. Accordingly, the Executive covenants and agrees that he will use confidential information for the benefit of the Company only and shall not at any time, directly or indirectly, during the term of this Agreement or thereafter divulge, reveal or communicate any confidential information to any person, firm, corporation or entity whatsoever, or use any confidential information for his own benefit or for the benefit of others. The Executive also agrees not to engage in any business involving the production or design of any products that are similar to any of the principal products of the Company (as determined on the Effective Date of Termination), directly or indirectly, whether as an employee, proprietor, partner, shareholder, consultant or otherwise, for one (1) year after the Effective Date of Termination. The Executive also agrees not to hire or solicit for hire, directly or indirectly, any employee on the payroll of the Company for any third party during the term of this Agreement and for one (1) year after the Date of Termination without the prior written consent of the Company.

(b)	Any termination of the Executive’s employment or of this Agreement shall have no effect on the continuing operation of this Section 9.2.

(c)	The Executive acknowledges and agrees that the Company will have adequate remedy at law, and could be irreparably harmed if the Executive breaches or threatens to breach any of the provisions of this Section 9.2. The Executive agrees that the Company shall be entitled to equitable and/or injunctive relief to prevent any breach or threatened breach of this Section 9.2, and to specific performance of each of the terms hereof in addition to any other legal or equitable remedies that the Company may have: The Executive further agrees that he shall not, in any equity proceeding relating to the enforcement of the terms of this Section 9.2, raise the defense that the Company has an adequate remedy at law.

10.     Successors and Assignment

10.1	Successors To The Company

(a)	This Agreement shall not be terminated by any merger or consolidation of the Company whether the Company is or is not the surviving or resulting corporation or as a result of any transfer of all or substantially all of the assets of the Company. In the event of any such merger, consolidation or transfer of assets, the provisions of this Agreement shall be binding upon the surviving or resulting corporation or the person or entity to which such assets are transferred.

(b)	The Company agrees that concurrently with any merger, consolidation or transfer of assets referred to in Section 10.1(a), it will cause any successor or transferee unconditionally to assume, by written instrument delivered to the Executive (or his Beneficiary 11 or estate), all of the obligations of the Company hereunder. Failure of the Company to obtain such assumption prior to the effectiveness of any such merger, consolidation or transfer of assets shall be a breach of this Agreement and shall entitle the Executive to compensation and other benefits from the Company in the same amount and on the same terms as the Executive would be entitled hereunder if the Executive’s employment were terminated following the Effective Time without Cause or for Good Reason. For purposes of implementing the foregoing, the date on which any such merger, consolidation or transfer becomes effective shall be deemed the Effective Date of Termination.

10.2	Assignment By The Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. If the Executive dies while any amount would still be payable to him hereunder had he continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive’s Beneficiary. If the Executive has not named a Beneficiary, then such amounts shall be paid to the Executive’s devisee, legatee, or other designee, or if there is no such designee, to the Executive’s estate.

11.      Miscellaneous

11.1	Notices. For purposes of this Agreement, all notices, including without limitation, a Notice of Termination, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail certified and return receipt requested, postage prepaid, addressed (1) if to the Executive, to 325 Roxbury Circle, Colorado Springs, Colorado 80906, and if to the Company, to [Applied Materials], Inc. 2881 Scott Boulevard, M/S 2064 Santa Clara, CA 95050 Attention: Joseph Sweeney, Senior Vice President, General Counsel and Corporate Secretary, or (2) to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

11.2	Employment Status. Except as may be provided under any other agreement between the Executive and the Company, the employment of the Executive by the Company is “at will,” and may be terminated by either the Company or the Executive at any time, subject to applicable law and subject to the respective obligations, of the Company and the Executive under the terms of this Agreement.

11.3	Waiver of Benefits Under Severance Agreement. The parties agree that the employment position Executive has accepted with Parent, and the adjustments in Executive’s duties, responsibilities and reporting relationship resulting from the Merger and the Company’s becoming a subsidiary corporation of Parent, do not constitute a reduction, inconsistency, or alteration within the meaning of, or otherwise sufficient to trigger Good Reason for termination as defined in subsection 2.15(a) of the Severance Agreement. By entering into this Amended and Restated Severance Agreement, Parent agrees to assume, and hereby does assume, all of Applied Films’ obligations and duties to the Executive under that certain Severance Agreement between the Executive and Applied Films dated July 26, 2006, as amended by this Amended and Restated Severance Agreement.

11.4	Beneficiaries. The Executive may designate one or more persons or entities as the primary and/or contingent Beneficiaries of any Severance Benefits owing to the Executive under this Agreement. Such designation, must be in the form of a signed writing acceptable to the Committee. The Executive may make or change such designations at any time.

11.5	Severability. In the event any provision of this Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included. Further, the captions of this Agreement are not part of the provisions hereof and shall have no force and effect.

11.6	Modification. Except as provided in Section 4.3 herein, no provision of this Agreement may be modified, waived, or discharged unless such modification, waiver, or discharge is agreed to in writing and signed by the Executive and by an authorized member of the Committee, or by the respective parties’ legal representatives and successors.

11.7	Applicable Law. To the extent not preempted by the laws of the United States, the laws of the state of Colorado shall be the controlling law in all matters relating to this Agreement.

11.8	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this AGREEMENT as of the day and year first set forth above.

APPLIED FILMS:

By: _____________________________
         Name:___________________
         Title:__________________

PARENT:

By: _____________________________
         Name:___________________
         Title:__________________

EXECUTIVE:

_________________________________

EXHIBIT A

GENERAL RELEASE
(TO BE SIGNED AND RETURNED TO THE COMPANY IN THE EVENT OF SEVERANCE ELIGIBILITY)

In exchange for the consideration under the Amended and Restated Severance Agreement, to which I would not otherwise be entitled, I hereby generally and completely release APPLIED MATERIALS, Inc. and its directors, officers, employees, shareholders, partners, agents, attorneys, and subsidiaries, predecessors, successors, insurers, affiliates and assigns (collectively the “APPLIED MATERIALS Affiliates”) from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to my signing this General Release. This General Release includes, but is not limited to: (1) all claims arising out of or in any way related to my employment with any of the APPLIED MATERIALS Affiliates or the termination of that employment; (2) all claims related to my compensation or benefits from any of the APPLIED MATERIALS Affiliates, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in any of the APPLIED MATERIALS Affiliates; (3) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing (other than pursuant to this General Release, the Amended and Restated Severance Agreement and that certain offer letter agreement dated as of June 9, 2006); (4) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (5) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act (“ADEA”), the Colorado Civil Rights Act, and the California Fair Employment and Housing Act (as amended). Notwithstanding anything contained herein to the contrary, this General Release shall not apply to (i) any actions to enforce rights arising under, or any claim for benefits which may be due me pursuant to, the Merger Agreement, (ii) any rights or claims that may arise as a result of events occurring after the date this General Release is executed, (iii) any indemnification rights I may have as a former officer or director of the Company, (iv) any claims for benefits under any employee benefit plan which I participated in prior to my termination of employment which is subject to the Employee Retirement Income Security Act of 1974, as amended, including, without limitation, my right to continuation of health coverage, and (v) any rights to receive earned but unpaid salary, or reasonable, unreimbursed business expenses, incurred by me in performing my duties as an employee.

I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the ADEA (“ADEA Waiver”). I also acknowledge that the consideration given for the ADEA Waiver and General Release is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (a) my ADEA Waiver does not apply to any rights or claims that may arise after the day I sign this General Release; (b) I have been advised hereby that I have the right to consult with an attorney prior to signing this General Release; (c) I have twenty-one (21) days to consider this General Release (although I may choose to voluntarily sign this General Release earlier); (d) I have seven (7) days following the day I sign this General Release to revoke the ADEA Waiver; and (e) the ADEA Waiver will not be effective until the date upon which the revocation period has expired, which will be the eighth day after I sign this General Release. Nevertheless, my general release of claims, except for the ADEA Waiver, is effective immediately, and not revocable.

In granting the release herein, which includes claims that may be unknown to me at present, I acknowledge that I have read and understood section 1542 of the Civil Code of the State of California, which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.” I hereby expressly waive and relinquish all rights and benefits under that section and any law or legal principle of similar effect in any jurisdiction with respect to my release of unknown and unsuspected claims herein.

By: _________________________ ____________________________	Date: _______________________